Exhibit 99.3

STEALTHGAS ADOPTS STOCKHOLDER RIGHTS PLAN

ATHENS, GREECE, December 24, 2014. StealthGas Inc. (NASDAQ: GASS), a ship-owning company serving primarily the liquefied petroleum gas (LPG) sector of the international shipping industry, today announced that its Board of Directors has approved the adoption of a stockholder rights plan and declared a dividend distribution of one right for each outstanding share of common stock.

The Rights Plan is intended to protect StealthGas and its stockholders from efforts to obtain control of StealthGas that the Board of Directors determines are not in the best interests of StealthGas and its stockholders, and to enable all stockholders to realize the long-term value of their investment in StealthGas. The Rights Plan is not intended to interfere with any merger, tender or exchange offer or other business combination approved by the Board of Directors. Nor does the Rights Plan prevent the StealthGas Board from considering any offer that it considers to be in the best interest of its stockholders.

Pursuant to the Rights Plan, StealthGas is issuing one Right for each current share of common stock outstanding at the close of business on January 8, 2015. Initially, the Rights will not be exercisable and will be represented by StealthGas common stock certificates or book entry notations. If the Rights become exercisable, each Right will entitle stockholders to buy one one-thousandth of a share of a new series of participating preferred stock at an exercise price of $15.00 per Right. The distribution of the Rights will not be taxable to stockholders.

The Rights Plan is similar to other plans adopted by publicly held companies. Under the Rights Plan, the rights generally will become exercisable only if a person or group (including a group of persons who are acting in concert with each other) acquires beneficial ownership of 10% or more of StealthGas’ common stock in a transaction not approved by StealthGas’ Board of Directors. In that situation, each holder of a right (other than the acquiring person, whose rights will become void and will not be exercisable) will have the right to purchase, upon payment of the exercise price, a number of shares of StealthGas common stock having a market value of twice such price. In addition, if StealthGas is acquired in a merger or other business combination after an acquiring person acquires 10% or more of StealthGas’ common stock, each holder of the right will thereafter have the right to purchase, upon payment of the exercise price, a number of shares of common stock of the acquiring person having a market value of twice such price. The acquiring person will not be entitled to exercise these Rights. The Rights also will be exercisable if a person or group that already owns 10% or more of StealthGas’ common stock, without Board approval, acquires any additional shares (other than pursuant to StealthGas’ compensation or benefit plans). In the Rights Plan, the definition of “beneficial ownership” includes derivative securities.

StealthGas’ Board of Directors may redeem the Rights for a nominal amount at any time before an event that causes the Rights to become exercisable. The Rights will expire on December 22, 2015.

Further details of the Rights Plan will be contained in a Registration Statement on Form 8-A and Report on Form 6-K that StealthGas will be filing with the Securities and Exchange Commission (SEC). These filings will be available on the SEC’s web site at www.sec.gov.

Seaport Global Securities, d/b/a Global Hunter Securities, acted as financial advisor to StealthGas in connection with the adoption of the Rights Plan. Morgan, Lewis & Bockius LLP is serving as legal advisor to StealthGas.

About StealthGas

Headquartered in Athens, Greece, StealthGas Inc. is a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry. StealthGas Inc. currently has a fleet of 42 LPG carriers with a total capacity of 202,102 cubic meters (cbm), three M.R. product tankers and one Aframax oil tanker with a total capacity of 255,804 deadweight tons (dwt). The Company has agreed to operate the 7,215cbm, built 2001, LPG carrier, Gas Premiership and to acquire 16 LPG carriers with expected deliveries ranging from 2015 to 2017. Giving effect to the delivery of these acquisitions, and including the Gas Premiership, StealthGas Inc.’s LPG fleet will be composed of 59 LPG carriers with a total capacity of 360,241 cubic meters (cbm). StealthGas Inc.’s shares are listed on the NASDAQ Global Select Market and trade under the symbol “GASS”.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, changes in STEALTHGAS INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Our website address is www.stealthgas.com

Company Contact:

Harry Vafias

Chief Executive Officer

STEALTHGAS INC.

011-30-210-6250-001

E-mail: info@stealthgas.com